December 19, 2018

David S. Bryson
Chief Financial Officer
Hudbay Minerals Inc.
25 York Street, Suite 800
Toronto, Ontario
Canada M5J 2V5

       Re: Hudbay Minerals Inc.
           Form 40-F for the Year Ended December 31, 2017
           Filed March 30, 2018
           File No. 001-34244

Dear Mr. Bryson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining